EnCana closes sale of U.K. North Sea assets, production and
prospects to Nexen Inc. for US$2.1 billion

CALGARY, Alberta (December 1, 2004) — EnCana Corporation (TSX, NYSE: ECA) has closed the previously announced sale of its U.K. assets to Nexen Inc. for approximately US$2.1 billion. EnCana (U.K.) Limited’s interests included a 43.2 percent interest in the Buzzard oil field, a 41.0 interest in the Scott oil field and a 54.3 percent interest in the Telford oil field, plus interests in other satellite discoveries and exploration licences covering more than 740,000 net acres in the North Sea.

Proceeds from the U.K. sale and other planned asset sales targeted to debt reduction and share purchases
EnCana expects to record an earnings gain for accounting purposes in excess of $1 billion on the U.K. asset sale. The company estimates that the after-tax proceeds will be approximately $2.1 billion on the transaction. The company has also announced that it has deemed its Ecuador and Gulf of Mexico assets as non-core and has commenced a divestiture process for these assets. The proceeds from the U.K. asset sale and the proceeds from these non-core divestitures will be directed to a combination of debt repayment and purchase of EnCana shares. EnCana has been purchasing common shares pursuant to its current Normal Course Issuer Bid. The company’s normalized debt-to-capitalization target is 35 percent.

EnCana Corporation
With an enterprise value of more than US$30 billion, EnCana is one of North America’s leading independent oil and gas companies. EnCana pursues predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. EnCana defines resource plays as large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk and low average decline rates. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana’s disciplined pursuit of these unconventional assets has enabled it to become North America’s largest natural gas producer and a leading developer of oilsands through in-situ recovery. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Natural gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

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Natural gas volumes are sold based on heat content in British Thermal Units (“Btu’s”) but physically measured in standard cubic feet (“scf”). The heat content of natural gas varies by formation and therefore by production region. For example, the heat content of EnCana’s natural gas production in Alberta is approximately 1,020 Btu/scf and the U.S. Rockies is approximately 1,110 Btu/scf. The average heat content of EnCana’s natural gas production in total is approximately 1,040 Btu/scf or 1.04 million British Thermal Units (“MMBtu”)/Mcf.

EnCana Corporation resource descriptions
EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential utilize a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: estimated after-tax proceeds on the U.K. transaction; anticipated completion dates of the proposed Ecuador and Gulf of Mexico asset sales transactions; anticipated use of proceeds from divestitures; anticipated timing of and purchases made pursuant to the company’s Normal Course Issuer Bid; anticipated debt-to-capitalization; expected characteristics of resource plays; and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations and the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as

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a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Tracy Weeks
Manager, Investor Relations
(403) 645-2007
Paul Gagne
Manager, Investor Relations
(403) 645-4737

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